FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-14

July 29, 2004

Cumberland Reports Final Phase 1 Drill Results from Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report additional Phase 1 2004 drill results from the Company’s 100% owned Meadowbank gold project, located 70 kilometres north of the Hamlet of Baker Lake, Nunavut Territory.  The Meadowbank 2004 exploration program, with an expanded budget of $6.4 million, is focusing on deposit and open pit expansion, and exploration of new targets within the 25 kilometre gold trend. The Phase I program consisted of 90 drill holes in approximately 14,700 metres. The Phase II program is ongoing and will continue through September. Revisions to resource estimates, incorporating the results from the Phase 1 drill program are also in progress.

At the Vault deposit, one of three preliminary open pit designs at Meadowbank, Phase I drilling focused on expansion of the open pit design through conversion of inferred resources into the measured and indicated resource category. Delineation drilling specifically focused on the northeast (see News Release NR04-013) and southern flanks of the deposit where preliminary pit designs were limited by drill definition (see attached figure). Exploration efforts were directed at the Phaser Lake and Crown targets, located within the same mineralized trend, 400m southwest and 4.5 km north of the Vault deposit respectively.

Highlights from new delineation drilling on the southern flanks of the Vault deposit include:

9.46 g/t gold over 11.46 metre at 134 m below surface and

4.33 g/t over 14.35m at 156m below surface in hole VLT04-251

8.91 g/t over 4.67m at 108m below surface in hole VLT04-230

4.81 g/t over 10.68m at 185m below surface and

2.78 g/t over 13.68m at 170m below surface in hole VLT04-253

4.41 g/t over 7.48m at 140m below surface in hole VLT04-234

6.53 g/t over 7.52m at 194m below surface in hole VLT04-241

“Our goal in the Phase 1 drilling program was to maximize the open pit potential of the project in support of ongoing feasibility studies.  With the combination of today’s results, recent intersections from the northeast flank of the Vault deposit and the high grade intersections yielded earlier in the program at the Goose Island deposit, the Phase 1 program has achieved this goal.” remarked Kerry Curtis, President and CEO.

The Vault deposit is one of six closely-spaced, near surface gold deposits at the Meadowbank gold project.

Vault Deposit Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	7,944,000	3.6	919,000
Inferred	2,513,000	3.8	307,000

Exploration

Exploration drilling at the Crown target was designed to test surface mineralization discovered in 2003.  A series of nine shallow drill holes at Crown has tested a strike length of more than 1.0 km. Highlights from 2004 exploration drilling at the Crown target include:

4.04 g/t gold over 3.45 m at 10 m below surface and

10.25 g/t over 1.25 m at 125m below surface in hole CR04-006

Further drilling is planned pending a complete assessment of the data.

At the Phaser Lake target, located 400 metres southwest of the Vault deposit, the 2004 drill program was also successful in extending mineralization to over a 500 metre by 350 metre area (see News Release NR04-13).

 “As the Phase 1 drill program has advanced from infill to exploration drilling along the 25 kilometre gold trend at Meadowbank, we are also encouraged by the results yielded from the Crown and Phaser Lake exploration targets,” added Curtis.

The Phase 2 program is ongoing and includes drilling to test for the potential expansion of the PDF deposit, initial exploration of the Jim Zone (located in the northern sector of the property) and additional exploration at the Phaser Lake target.

A table of Phase 1 drill results, including recent intersections from the Vault deposit and Crown target, and a drill hole location map are attached to this release.

The Meadowbank project is host to the third largest undeveloped gold resource in Canada.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,000	4.3	2,998,000
Inferred	5,700,000	4.3	788,000

Cumberland is completing a feasibility study on the Meadowbank gold project.  Initiated in 2003, completion of the feasibility study was extended in early 2004 due to global escalations in fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Company is completing a 2004 drill program to enhance gold resources at Meadowbank and is progressing on an extensive range of feasibility optimization studies with the goal of completing feasibility in the fall of 2004.  Revisions to resource estimates, incorporating the results from the Phase 1 drill program are in progress.

Cumberland is a well financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Roger B. March, P.Geo., is the Senior Project Geologist and designated Q.P. for the Meadowbank Project.  Mr. March has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 1996.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver.  ACME Analytical Laboratories of Vancouver provides external reference assaying.

* Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied. The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies. The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Resource estimates (Q1/2004) were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

** True thickness of intersections ranges from 95-100% of intersected widths.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

2004 SPRING DIAMOND DRILLING RESULTS: Vault Composites

HOLE - ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
VLT04-228	4460N	4703W			NSV
VLT04-230	4500N	4683W	111.58	116.25	8.91	4.67	108
		incl	113.35	116.25	13.35	2.90
		and	114.17	114.75	42.60	0.58
VLT04-232	4540N	4634W	49.28	53.82	2.50	4.54	48
		incl	52.61	53.19	8.77	0.58
			133.05	135.43	3.50	2.38	126
VLT04-234	4625N	4600W	130.53	134.65	1.97	4.12	123
		incl	132.51	133.65	4.18	1.14
			146.82	154.30	4.41	7.48	140
		incl	150.55	153.52	6.73	2.97
VLT04-236	4675N	4523W	186.45	191.15	5.61	4.70	176
		incl	187.22	188.88	10.95	1.66
VLT04-238	4710N	4535W	138.40	143.79	2.85	5.39	132
		incl	141.79	142.79	4.97	1.00
			170.42	174.06	4.63	3.64	163
		incl	173.06	174.06	12.60	1.00
			179.41	190.05	2.56	10.64	174
		incl	188.05	189.05	7.27	1.00
VLT04-240	4675N	4300W	286.57	289.04	6.37	2.47	270
		incl	286.57	287.84	10.95	1.27
			330.50	333.18	3.24	2.68	310
		incl	332.15	333.18	5.27	1.03
VLT04-241	4740N	4501W	203.63	211.15	6.53	7.52	194
		incl	204.36	207.93	9.73	3.57
		and	206.00	206.38	48.80	0.38
VLT04-243	4740N	4451W	162.09	166.34	1.95	4.26	154
		incl	162.09	162.95	4.86	0.86
			237.70	242.59	3.16	4.89	226
		incl	241.35	242.59	8.88	1.24
VLT04-245	4575N	4602W	146.75	150.06	1.72	3.31	140
		incl	147.63	147.96	4.04	0.33
VLT04-249	5060N	4672W	126.73	136.42	2.44	9.69	122
		incl	128.42	131.10	5.47	2.68
VLT04-250	5025N	4640W	136.47	146.10	1.90	9.63	132
		incl	140.16	141.88	3.57	1.72
			151.16	156.47	1.73	5.31	145
		incl	152.34	153.26	3.13	0.92
VLT04-251	4710N	4585W	135.07	146.53	9.46	11.46	134
		incl	139.03	146.53	13.77	7.50
		and	145.63	146.53	86.20	0.90
			157.67	172.02	4.33	14.35	156
		incl	168.86	172.02	13.33	3.16
		and	171.36	172.02	26.50	0.66

2004 SPRING DIAMOND DRILLING RESULTS: Vault Composites (cont’d.)

HOLE - ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
VLT04-252	4975N	4630W	117.10	121.14	4.03	4.04	112
		incl	118.08	120.09	6.30	2.01
			125.68	129.00	2.33	3.32	120
		incl	126.32	126.81	5.72	0.49
			137.80	145.82	2.06	8.02	133
		incl	141.00	142.00	4.67	1.00
VLT04-253	4800N	4550W	173.90	187.58	2.78	13.68	170
		incl	180.65	182.25	5.42	1.65
			190.19	200.87	4.81	10.68	185
		incl	193.62	198.42	7.69	4.80
		and	196.12	197.42	15.95	1.30
VLT04-254	4860N	4585W	174.18	176.12	2.00	1.94	165
			180.36	184.50	2.59	4.14	171
		incl	183.36	184.27	7.10	0.91

2004 SPRING DIAMOND DRILLING RESULTS: Crown Composites

HOLE - ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
CR04-001	7950N	5744W	65.95	69.58	1.87	3.63	68
		incl	66.45	66.90	7.89	0.45
			71.92	73.00	2.62	1.08	72
		incl	71.92	72.44	4.07	0.52
			88.98	92.23	1.36	3.25	91
		incl	91.81	92.23	3.27	0.42
CR04-002	7950N	5644W	55.50	57.00	2.29	1.50	56
CR04-003	7550N	5344W	25.80	26.54	2.37	0.74	26
CR04-004	7900N	5720W	100.28	100.74	1.23	0.46	100.5
CR04-005	7900N	5770W	82.47	82.77	1.88	0.30	82.5
CR04-006	7850N	5695W	8.17	13.45	2.85	5.28	11
		incl	10.00	13.45	4.04	3.45
		and	13.13	13.45	21.80	0.32
			112.56	115.80	1.77	3.24	114
			148.00	149.50	10.25	1.50	149
CR04-007	7850N	5745W			NSV
CR04-008	7850N	5644W	10.30	10.60	2.60	0.30	10.5
CR04-009	8000N	5769W	13.60	14.64	3.57	1.04	14
			85.46	86.94	10.50	0.48	86
			91.06	92.15	1.75	1.09	91.5
			94.38	95.80	2.48	1.42	95

* PREVIOUSLY RELEASED 2004 PHASE 1 DIAMOND DRILLING RESULTS

HOLE – ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
Goose Island Composites:
*G04-501	1200S	166W	382.45	388.95	4.89	6.50	350
		incl	384.25	387.35	9.16	3.10
		and	386.92	387.35	40.27	0.43
			398.78	400.37	7.22	1.59	360
		incl	399.84	400.37	18.60	0.53
			462.00	462.45	4.90	0.45	420
*G04-502	1025S	050E	57.17	67.00	3.56	9.83	51
		incl	57.17	58.79	5.10	1.62
		and	62.04	67.00	4.87	4.96
		and	62.04	63.49	10.39	1.45
*G04-504	1125S	062W	141.15	145.41	10.93	4.26	110
		incl	141.75	142.05	30.40	0.30
		and	143.80	145.41	21.38	1.61
			178.00	180.74	7.22	2.74	137
		incl	178.00	179.00	13.13	1.00
			215.64	218.17	3.56	2.53	167
*G04-505	1125S	018W	95.00	103.70	12.59	8.70	80
		incl	96.35	100.35	25.68	4.00
			107.50	115.00	3.18	7.50	90
		incl	110.00	111.00	7.84	1.00
		and	113.50	114.00	6.16	0.50
			119.00	127.00	4.57	8.00	100
		incl	124.64	126.25	14.96	1.61
			129.90	137.00	3.58	7.10	110
		incl	135.46	136.14	26.30	0.68
			145.95	147.70	12.11	1.75	121
		incl	145.95	146.50	20.55	0.55
			159.75	160.36	18.10	0.61	131
*G04-506	1125S	030E	45.17	53.45	7.98	8.28	40
		incl	50.48	53.45	12.65	2.97
*G04-507	1125S	70E	10.08	14.00	15.53	3.92	10
		incl	10.45	12.30	31.12	1.85
			22.80	25.21	8.75	2.41	20
		incl	24.70	25.21	31.70	0.51
*G04-508	1275S	033W	152.07	155.02	7.58	2.32	126
			158.07	161.35	21.10	3.28	130
		incl	158.07	160.32	29.49	2.25
		and	159.81	160.32	46.60	0.51
			164.70	172.65	4.06	7.95	138
		incl	170.77	172.65	9.85	1.88
		and	172.34	172.65	19.00	0.31
			194.34	195.86	34.24	1.52	160
*G04-509	1075S	002W	90.50	101.75	12.72	11.25	83
		incl	93.75	95.25	38.81	1.49
		and	99.19	100.31	42.16	1.12
			128.20	132.04	5.59	3.84	113
		incl	128.20	128.68	37.70	0.48

* PREVIOUSLY RELEASED 2004 PHASE 1 DIAMOND DRILLING RESULTS (cont’d.)

HOLE – ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
*G04-510	1275S	007E	105.58	107.46	4.05	1.88	85
			110.72	111.57	12.00	0.85	90
*G04-511	1275S	047E	75.93	80.82	119.46	4.89	65
		incl	77.00	79.88	201.20	2.88
		and	77.91	78.21	1807.60	0.30
*G04-512	1075S	041E	56.15	59.63	3.87	3.48	50
		incl	56.67	58.55	5.21	1.88
*G04-513	1325S	020E	124.32	126.10	1.34	1.78	103
*G04-514	1075S	079E	30.65	31.83	2.82	1.18	25
*G04-515	1325S	060E	67.40	72.13	2.10	4.73	57
*G04-516	1050S	059E	53.18	59.86	3.21	6.68	47
		incl	53.18	56.42	5.25	3.24
		and	55.96	56.42	18.20	0.46
*G04-517	1025S	090E	33.85	35.51	27.82	1.66	29
		incl	33.85	34.80	35.30	0.95
*G04-518	1325S	100E	13.48	17.85	4.94	4.37	13
		incl	13.80	14.72	16.58	0.92
*G04-519	1000S	070E	48.10	50.20	10.36	2.10	41
		incl	48.40	49.40	18.30	1.00
			52.62	63.98	1.87	11.36	49
*G04-520	1000S	024E	81.24	88.37	4.49	7.13	70
		incl	82.21	83.37	12.68	1.16
			107.92	109.80	8.18	1.88	90
*G04-521	1025S	002E	96.92	102.75	8.43	5.83	87
		incl	97.27	99.03	17.86	1.76
			124.01	125.94	16.63	1.93	110
*G04-522	1050S	014W	102.80	113.60	7.06	10.80	95
		incl	110.70	112.14	20.40	1.44
		and	111.51	111.83	40.60	0.32
			115.95	122.73	2.44	6.78	104
			130.29	136.50	1.90	6.21	116
			137.70	140.47	2.23	2.77	121
*G04-523	975S	068E	47.06	48.00	18.28	0.94	37
			50.35	60.46	1.72	10.11	43
*G04-524	1350S	095E	14.60	18.88	97.61	4.28	13
		incl	16.24	18.88	157.14	2.64
		and	16.24	16.54	1315.65	0.30
		and	18.58	18.88	35.55	0.30
			22.95	25.42	4.30	2.47	18
*G04-525	1375S	085E	26.87	38.30	2.75	11.43	25
		incl	26.87	31.87	3.86	5.00
		and	30.66	31.87	7.63	1.21
*G04-526	1375S	050E	81.40	86.87	3.09	5.47	65
		incl	85.00	85.91	7.23	0.91
*G04-527	1400S	064E	58.56	63.47	87.88	4.91	50
		incl	60.93	63.47	163.32	2.54
*G04-528	1400S	013E	115.33	117.33	1.95	2.00	95

* PREVIOUSLY RELEASED 2004 PHASE 1 DIAMOND DRILLING RESULTS (cont’d.)

HOLE – ID	LOCATION		FROM	TO	GRADE	WIDTH	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
*G04-529	1425S	074E	43.81	48.88	2.39	5.07	38
		incl	45.30	45.89	8.92	0.59
*G04-530	1425S	037E			NSV
Phaser Lake Composites:
*VLT04-213	3930N	4700W	62.98	63.98	3.87	1.00	60
*VLT04-214	3850N	4750W	39.94	41.33	1.20	1.39	38
*VLT04-215	3850N	4650W	47.60	49.73	1.09	2.13	46
*VLT04-216	3775N	4700W	53.21	56.13	1.54	2.92	52
*VLT04-217	3775N	4825W			NSV
*VLT04-218	3700N	4750W	26.69	36.91	1.26	10.22	40
*VLT04-219	3700N	4650W	83.00	84.18	2.26	1.18	77
*VLT04-220	3625N	4700W	59.80	60.80	1.26	1.00	56
*VLT04-221	3625N	4775W			NSV
*VLT04-222	3775N	4600W	66.20	66.96	1.22	0.76	62
*VLT04-223	3850N	4550W	91.82	93.32	2.45	1.50	86
*VLT04-224	3930N	4600W	80.23	81.96	1.60	1.73	76
Vault Composites (northeast sector):
*VLT04-225	5100N	4850W	56.50	69.51	3.17	13.01	60
		incl	58.63	62.45	4.55	3.82
		and	66.21	69.51	4.80	3.30
*VLT04-226	5100N	4900W	44.70	51.24	2.29	6.54	45
		incl	47.76	48.17	9.48	0.41
*VLT04-227	5150N	4833W	83.77	87.21	7.14	3.44	80
		incl	84.55	86.75	10.61	2.20
*VLT04-229	5150N	4730W	121.37	126.82	3.51	5.45	117
		incl	125.32	126.07	11.61	0.75
*VLT04-231	5150N	4934W	42.30	53.60	5.75	11.30	45
		incl	42.30	44.99	6.97	2.69
		and	47.90	53.60	7.66	5.70
		and	49.15	51.40	12.79	2.25
*VLT04-233	5200N	4852W	83.30	86.65	6.41	3.35	80
		incl	85.00	86.65	10.38	1.65
*VLT04-235	5200N	4902W	69.56	72.82	1.95	3.26	67
		incl	69.56	70.32	5.62	0.76
*VLT04-237	5150N	4984W	26.67	40.57	1.83	13.90	30
		incl	34.16	39.57	2.52	5.41
*VLT04-239	5100N	5000W	17.00	21.15	1.26	4.15	18
*VLT04-242	5200N	4802W	97.70	103.71	6.02	6.01	94
		incl	100.88	102.74	13.25	1.86
*VLT04-244	5250N	4877W			NSV
*VLT04-246	5200N	5002W			NSV
*VLT04-247	5250N	4977W			NSV
*VLT04-248	5200N	4927W			NSV

Intercepts reported with a 1 g/t gold cut-off with a maximum inclusion of 2 metres of internal dilution
Higher grade intersections generally reported with a 5 g/t gold cut-off

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MEADOWBANK GOLD PROJECT
2004 DRILL PROGRAM
Vault Plan View

NR04-14

4400 N
4800 N
5200 N
N
5000 W
4600 W
VAULT PRELIMINARY OPEN PIT DESIGN (2003)
TARGET OPEN PIT DESIGN (2004)
NSV
DDH 239: 1.26/4.15
DDH 237: 1.83/13.90
DDH 231: 5.75/11.30
DDH 226: 2.29/6.54
DDH 235: 1.95/3.26
DDH 225: 3.17/13.01
DDH 233: 6.41/3.35
DDH 227: 7.14/3.44
DDH 242: 6.02/6.01
DDH 229: 3.51/5.45
DDH 249: 2.44/9.69
DDH 250: 1.90/9.63
DDH 252: 2.06/8.02
DDH 254: 2.59/4.14
DDH 253: 2.78/13.68
4.81/10.68
DDH 241: 6.53/7.52
DDH 243: 3.16/4.89
DDH 240: 6.37/2.47
DDH 230: 8.91/4.67
DDH 232: 3.50/2.38
DDH 245: 1.72/3.31
DDH 234: 4.41/7.48
DDH 251: 9.46/11.46
4.33/14.35
DDH 238: 2.56/10.64
DDH 236: 5.61/4.70
0
400 m
Pre-2004 DDH
2004 DDH
Au g/t metres